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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                               (Amendment No. __ )*


                          ASPECT MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    045235108
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                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                           ------------------
CUSIP No. 045235108              SCHEDULE 13 G                Page 2 of 10 pages
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     One Liberty Fund III, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
                              5.   Sole Voting Power

                                   1,530,871 shares(1)
  NUMBER OF                   --------------------------------------------------
   SHARES                     6.   Shared Voting Power
BENEFICIALLY
  OWNED BY                         0 shares
    EACH                      --------------------------------------------------
  REPORTING                   7.   Sole Dispositive Power
   PERSON
    WITH:                          1,530,871 shares(1)
                              --------------------------------------------------
                              8.   Shared Dispositive Power

                                   0 shares
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,530,871 shares(1)
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN
================================================================================

(1) Includes 275 shares of Common Stock issuable upon exercise of a warrant held by One Liberty Fund III, L.P.

-------------------                                           ------------------
CUSIP No. 045235108              SCHEDULE 13 G                Page 3 of 10 pages
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     One Liberty Partners III, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
                              5.   Sole Voting Power

                                   1,530,871 shares(1)
  NUMBER OF                   --------------------------------------------------
   SHARES                     6.   Shared Voting Power
BENEFICIALLY
  OWNED BY                         0 shares
    EACH                      --------------------------------------------------
  REPORTING                   7.   Sole Dispositive Power
   PERSON
    WITH:                          1,530,871 shares(1)
                              --------------------------------------------------
                              8.   Shared Dispositive Power

                                   0 shares
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,530,871 shares(1)
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN
================================================================================

(1) Includes 275 shares of Common Stock issuable upon exercise of a warrant held by One Liberty Fund III, L.P.

-------------------                                           ------------------
CUSIP No. 045235108              SCHEDULE 13 G                Page 4 of 10 pages
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Edwin M. Kania, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                              5.   Sole Voting Power

                                   11,498 shares(1)
  NUMBER OF                   --------------------------------------------------
   SHARES                     6.   Shared Voting Power
BENEFICIALLY
  OWNED BY                         1,530,871 shares(2)
    EACH                      --------------------------------------------------
  REPORTING                   7.   Sole Dispositive Power
   PERSON
    WITH:                          11,498 shares(1)
                              --------------------------------------------------
                              8.   Shared Dispositive Power

                                   1,530,871 shares(2)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,542,369 shares(1)(2)
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     8.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
================================================================================

(1) Consists of 1,500 shares of Common Stock held by Mr. Kania and stock options to purchase 9,998 shares of Common Stock (within 60 days after December 31, 2000) held by Mr. Kania.

(2) Consists of 1,530,596 shares of Common Stock held by One Liberty Fund III, L.P. and 275 shares of Common Stock issuable upon exercise of a warrant held by One Liberty Fund III, L.P.

-------------------                                           ------------------
CUSIP No. 045235108              SCHEDULE 13 G                Page 5 of 10 pages
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Stephen J. Ricci
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                              5.   Sole Voting Power

                                   400 shares(1)
  NUMBER OF                   --------------------------------------------------
   SHARES                     6.   Shared Voting Power
BENEFICIALLY
  OWNED BY                         1,530,871 shares(2)
    EACH                      --------------------------------------------------
  REPORTING                   7.   Sole Dispositive Power
   PERSON
    WITH:                          400 shares(1)
                              --------------------------------------------------
                              8.   Shared Dispositive Power

                                   1,530,871 shares(2)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,531,271(1)
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     8.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
================================================================================

(1)  Consists of 400 shares of Common Stock held by Mr. Ricci.

(2) Includes 275 shares of Common Stock issuable upon exercise of a warrant held by One Liberty Fund III, L.P.


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CUSIP No. 045235108                                           Page 6 of 10 pages


ITEM 1(a).     NAME OF ISSUER:

               Aspect Medical Systems, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               141 Needham Street
               Newton, Massachusetts 02464

ITEM 2(a).     NAME OF PERSON FILING:

               One Liberty Fund III, L.P. ("One Liberty Fund"), OneLiberty Partners III, L.P. ("OneLiberty Partners"), Edwin M. Kania, Jr. and Stephen J. Ricci. OneLiberty Partners is the sole general partner of One Liberty Fund. Messrs. Kania and Ricci are the general partners of OneLiberty Partners.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o OneLiberty Ventures
               150 Cambridge Park Drive
               Cambridge, Massachusetts 02140

ITEM 2(c).     CITIZENSHIP:

               Messrs. Kania and Ricci are United States citizens. One Liberty Fund and OneLiberty Partners are limited partnerships organized under the laws of the State of Delaware.


ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common stock, $0.01 par value per share.

ITEM 2(e).     CUSIP NUMBER:

               045235108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

               (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-


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CUSIP No. 045235108                                           Page 7 of 10 pages


               1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP:

          (a)  Amount Beneficially Owned:

               One Liberty Fund beneficially owns of record 1,530,596 shares of Common Stock and a warrant to purchase 275 shares of Common Stock. OneLiberty Partners, the sole general partner of One Liberty Fund, may be deemed to beneficially own these shares. Messrs. Kania and Ricci, the general partners of OneLiberty Partners, may be deemed to beneficially own these shares as well. In addition, Mr. Kania beneficially owns 1,500 shares of Common Stock and stock options to purchase an additional 9,998 shares of Common Stock and Mr. Ricci beneficially owns 400 shares of Common Stock. Each of OneLiberty Partners and Messrs. Kania and Ricci disclaims beneficial ownership of the shares beneficially held of record by One Liberty Fund, except to the extent of their respective proportionate pecuniary interest therein. Each of One Liberty Fund, OneLiberty Partners and Mr. Ricci disclaims beneficial ownership of the shares beneficially held by Mr. Kania, except to the extent of their respective proportionate pecuniary interest therein. Each of One Liberty Fund, OneLiberty Partners and Mr. Kania disclaims beneficial ownership of the shares beneficially held by Mr. Ricci, except to the extent of their respective proportionate pecuniary interest therein.

          (b) Percent of Class: Each of One Liberty Fund, OneLiberty Partners and Mr. Ricci may be deemed to beneficially own 8.8% of the Common Stock. Mr. Kania may be deemed to beneficially own 8.9% of the Common Stock. These percentages are based on the 17,319,641 shares of Common Stock outstanding as of December 31, 2000.

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: One Liberty Fund:
                     1,530,871; OneLiberty Partners: 0; Mr. Kania: 11,498; Mr.
                     Ricci: 400.

               (ii)  Shared power to vote or to direct the vote: One Liberty
                     Fund: 1,530,871; OneLiberty Partners: 1,530,871; Mr. Kania:
                     1,530,871; Mr. Ricci: 1,530,871.

               (iii) Sole power to dispose or to direct the disposition of: One
                     Liberty Fund: 1,530,871; OneLiberty Partners: 0; Mr. Kania:
                     11,498; Mr. Ricci: 400.

               (iv)  Shared power to dispose or to direct the disposition of:
                     One Liberty Fund: 1,530,871; OneLiberty Partners:
                     1,530,871; Mr. Kania: 1,530,871; Mr. Ricci: 1,530,871.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting


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CUSIP No. 045235108                                           Page 8 of 10 pages


          person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
          PERSON:

          Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10.  CERTIFICATIONS: Not applicable.


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CUSIP No. 045235108                                           Page 9 of 10 pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ONE LIBERTY FUND III, L.P.

                                        By: OneLiberty Partners III, L.P.,
                                            its General Partner

Dated: February 14, 2001                By: /s/ Edwin M. Kania, Jr.
                                            ------------------------------------
                                            Edwin M. Kania, Jr.
                                            General Partner


                                        ONELIBERTY PARTNERS III, L.P.


Dated: February 14, 2001                By: /s/ Edwin M. Kania, Jr.
                                            ------------------------------------
                                            Edwin M. Kania, Jr.
                                            General Partner


Dated: February 14, 2001                /s/ Edwin M. Kania, Jr.
                                        ----------------------------------------
                                        Edwin M. Kania, Jr.


Dated: February 14, 2001                /s/ Stephen J. Ricci
                                        ----------------------------------------
                                        Stephen J. Ricci


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CUSIP No. 045235108                                          Page 10 of 10 pages


                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of common stock of Aspect Medical Systems, Inc.

     EXECUTED as a sealed instrument this 14th day of February, 2001.

                                        ONE LIBERTY FUND III, L.P.

                                        By: OneLiberty Partners III, L.P.,
                                            its General Partner

                                        By: /s/ Edwin M. Kania, Jr.
                                            ------------------------------------
                                            Edwin M. Kania, Jr.
                                            General Partner


                                        ONELIBERTY PARTNERS III, L.P.


                                        By: /s/ Edwin M. Kania, Jr.
                                            ------------------------------------
                                            Edwin M. Kania, Jr.
                                            General Partner

                                        /s/ Edwin M. Kania, Jr.
                                        ----------------------------------------
                                        Edwin M. Kania, Jr.

                                        /s/ Stephen J. Ricci
                                        ----------------------------------------
                                        Stephen J. Ricci